Exhibit 99.1
Investor Contact:
Robert Lahey
robert.lahey@maxeon.com
+1 (202) 246-1872

Media Contact:
Anna Porta
anna.porta@maxeon.com
+39 345 7706205

Maxeon Solar Technologies Announces Third Quarter 2022 Financial Results

--Achieved Key Distributed Generation and Utility-Scale Milestones--
--US Manufacturing Initiative Approaching Key Site Selection and Financing Milestones--

Singapore, November 11, 2022 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for the third quarter ended October 2, 2022.

Maxeon's Interim Chief Executive Officer Mark Babcock noted, "Maxeon delivered Q3 financial results consistent with guidance and achieved key strategic milestones in both our distributed generation (DG) and utility-scale businesses. In Europe, DG posted another record quarter for volume, revenue and beyond the panel product contributions. These factors drove improved financial results for the Company overall, and the business trajectory is expected to facilitate overall break-even gross margins in the fourth quarter. The DG business also executed on strategic expansion initiatives in the United States which are expected to help Maxeon achieve overall profitability next year. Specifically, we secured the first bookings with our new residential partner Greentech Renewables."

Commenting on the utility-scale business, Babcock added, “The North America Utility-Scale business continues to expand shipment volume with multiple daily deliveries from Mexico to our customers in the United States, and our Malaysian PERC cell fab has now ramped to over one gigawatt of capacity. We are confident that the completion of our full capacity ramp in 2023 and the transition to our higher ASP contracted backlog will meaningfully improve the profitability of this business.”

Babcock continued, “Our teams are executing well and we are excited by the trajectory toward achievement of our Long-Term Financial Model within 2023. As our line of sight on this transformation becomes clearer, we are accelerating major growth initiatives for 2024 to 2026 topline growth and EBITDA expansion. In DG, we are expecting to ship our first storage units next quarter. In utility-scale, we're approaching key site selection and DOE Loan Guarantee Program Office milestones for our proposed 3 gigawatt U.S. cell and module facility. In Summary, we believe we are in an excellent position to continue our growth trajectory beyond 2023.

Selected Q3 Unaudited Financial Summary

(In thousands, except shipments)	Fiscal Q3 2022	Fiscal Q2 2022	Fiscal Q3 2021
Shipments, in MW	605	521	566
Revenue	$275,449	$238,080	$220,488
Gross loss(1)	(15,747)	(39,324)	(16,708)
GAAP Operating expenses	41,196	35,701	32,639
GAAP Net loss attributable to the stockholders(1)	(44,691)	(87,920)	(65,363)
Capital expenditures	16,110	18,231	54,140

	Other Financial Data(1), (2)
(In thousands)	Fiscal Q3 2022	Fiscal Q2 2022	Fiscal Q3 2021
Non-GAAP Gross loss	$(15,492)	$(23,905)	$(16,353)
Non-GAAP Operating expenses	34,651	30,162	29,678
Adjusted EBITDA(3)	(34,501)	(36,833)	(36,991)
(1)The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to “Supplementary information affecting GAAP and Non-GAAP results” below.
(2)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.
(3)The Adjusted EBITDA for three months ended October 3, 2021 did not contain an adjustment for equity in losses of unconsolidated investees and related gain on such equity investment. For a reconciliation of Adjusted EBITDA to GAAP Net Loss for the three months ended October 3, 2021, please refer to our Forms 6-K furnished with the SEC on November 17, 2021.
Supplementary information affecting GAAP and Non-GAAP results

		Three Months Ended
(In thousands)	Financial statements item affected	October 2, 2022	July 3, 2022	October 3, 2021
Incremental cost of above market polysilicon(1)	Cost of revenue	603	3,308	11,490
Loss on ancillary sales of excess polysilicon(2)	Cost of revenue	—	—	7,425
(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier which is ending in January 2023 and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter.
(2)In order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss. As the sales were committed during the three months ended April 4, 2022, the loss on firm purchase commitment in connection to the ancillary sales to be delivered in subsequent quarters was provided then.
Fourth Quarter 2022 Outlook
For the fourth quarter of 2022, the Company anticipates the following results:

(In millions, except shipments)	Outlook
Shipments, in MW	680 - 720 MW
Revenue	$290 - $330
Gross (loss) profit(1)	$(1) - $9
Non-GAAP gross profit(1), (2)	$0 - $10
Operating expenses	$41 ± $2
Non-GAAP operating expenses(3)	$36 ± $2
Adjusted EBITDA(1), (4)	$(17) - $(27)
Capital expenditures(5)	$16 - $20
Out-of-market polysilicon cost(1)	$1
(1)Outlook for Gross (loss) profit, Non-GAAP gross profit and Adjusted EBITDA includes out-of-market polysilicon cost.
(2)The Company's Non-GAAP gross profit is impacted by the effects of adjusting for stock-based compensation expense.

(3)The Company's Non-GAAP operating expenses are impacted by the effects of adjusting for stock-based compensation expense and restructuring charges and fees.
(4)The Company cannot provide a reconciliation between its Adjusted EBITDA projection and the most directly comparable GAAP measures without unreasonable efforts because it is unable to predict with reasonable certainty the ultimate outcome of the remeasurement gain or loss of the prepaid forward and the equity in gain or loss of unconsolidated investees.
(5)Capital expenditures are directed mainly to upgrading production to Maxeon 6 in our Malaysia factory, the purchase of cell and module equipment for our 1.8 GW of Performance line capacity for the U.S., as well as developing Maxeon 7 technology and operating a pilot line. We are evaluating our Maxeon 7 capacity growth plan, and because of that our previous capex indication for retrofitting Maxeon 3 production lines is no longer relevant.
These anticipated results for the fourth quarter of 2022 are preliminary, unaudited and represent the most current information available to management. The Company’s business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the uncertainty of the continuing impact of the COVID-19 pandemic, and the global economic environment. Please refer to Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.
For more information
Maxeon’s third quarter 2022 financial results and management commentary can be found on Form 6-K by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 6-K and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.
Conference Call Details

The Company will hold a conference call on November 10, 2022, at 5:00 PM U.S. ET / November 11, 2022, at 6:00 AM Singapore Time, to discuss results and to provide an update on the business.

To join the live conference call, participants must first register here, where a dial-in number will be provided.

A simultaneous webcast of the conference call will be available on Maxeon’s website at https://corp.maxeon.com/events-and-presentations. A webcast replay will be available on Maxeon's website for one year at https://corp.maxeon.com/events-and-presentations.

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a +35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter @maxeonsolar.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements including our obligations under the long-term polysilicon supply agreement~~,~~ our ability to complete an equity or debt offering or financing at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next-generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; (i) our fourth quarter fiscal year 2022 guidance, including shipments, revenue, gross profit, non-GAAP gross profit, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, out-of-market polysilicon cost, and related assumptions; and (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the COVID-19 pandemic, or the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding, our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19, the war in Ukraine, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our quarterly guidance which, in combination with our results of operations, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross loss, non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges and fees, remeasurement loss on prepaid forward and physical delivery forward, loss on extinguishment of debt, impairment and equity in losses of unconsolidated investees (“Adjusted EBITDA”) to supplement our consolidated financial results presented in accordance with GAAP. Non-GAAP gross loss is defined as gross loss excluding stock-based compensation. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges and fees.
We believe that non-GAAP gross loss, non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross loss, non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring charges and fees. We incur restructuring charges and fees related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges and fees are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges and fees from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Equity in losses (income) of unconsolidated investees and related gains. This relates to the loss (income) on our unconsolidated equity investment Huansheng JV and gains on such investment. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.

•Loss related to settlement of price escalation dispute. This relates to loss arising from the settlement of price escalation dispute with a polysilicon supplier related to our long-term, firm commitment polysilicon supply agreement. This is excluded from our Adjusted EBITDA financial measure as it is non-recurring and not reflective of ongoing operating results. As such, management believes that it is appropriate to exclude such charges as the loss does not contribute to a meaningful evaluation of our past operating performance.
Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
(In thousands)	October 2, 2022	July 3, 2022	October 3, 2021
Gross loss	$(15,747)	$(39,324)	$(16,708)
Stock-based compensation	255	249	355
Loss related to settlement of price escalation dispute	—	15,170	—
Non-GAAP Gross loss	(15,492)	(23,905)	(16,353)

GAAP Operating expenses	41,196	35,701	32,639
Stock-based compensation	(5,918)	(1,896)	(1,447)
Restructuring charges and fees	(627)	(3,643)	(1,514)
Non-GAAP Operating expenses	34,651	30,162	29,678

GAAP Net loss attributable to the stockholders	(44,691)	(87,920)	(65,363)
Interest expense, net	8,035	5,685	6,671
Provision for income taxes	2,399	937	174
Depreciation	13,845	15,305	10,999
Amortization	50	75	68
EBITDA	(20,362)	(65,918)	(47,451)
Stock-based compensation	6,173	2,145	1,802
Loss related to settlement of price escalation dispute	—	15,170	—
Restructuring charges and fees	627	3,643	1,514
Remeasurement (gain) loss on prepaid forward	(24,521)	3,986	5,961
Equity in losses (income) of unconsolidated investees and related gain	3,582	4,141	(3,892)
Loss on extinguishment of debt(2)	—	—	5,075
Adjusted EBITDA(1)	(34,501)	(36,833)	(36,991)
(1)The Adjusted EBITDA for three months ended October 3, 2021 did not contain an adjustment for equity in losses of unconsolidated investees and related gain on such equity investment. For a reconciliation of Adjusted EBITDA to GAAP Net Loss for the three months ended October 3, 2021, please refer to our Forms 6-K furnished with the SEC on November 17, 2021.
(2)The loss on extinguishment of debt relates to the loss that arose from the termination of our $50.0 million working capital facility in September 2021 and the expiration of the availability period for draw down of our $75.0 million term loans in August 2021. This is excluded from Adjusted EBITDA because it is not considered part of core operating activities given that such activities are discrete events based on unique sets of business objectives.

Reconciliation of Non-GAAP Outlook

(In millions)	Outlook
Gross (loss) profit	$(1) - $9
Stock-based compensation	1
Non-GAAP gross profit	$0 - $10

Operating expenses	$41 ± $2
Stock-based compensation	(4)
Restructuring charges and fees	(1)
Non-GAAP operating expenses	$36 ± $2
©2022 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	October 2, 2022	January 2, 2022
Assets
Current assets:
Cash and cash equivalents	$199,085	$166,542
Short-term securities	76,000	—
Restricted short-term marketable securities	915	1,079
Accounts receivable, net	58,481	39,730
Inventories	300,850	212,820
Advances to suppliers, current portion	13,869	51,045
Prepaid expenses and other current assets	119,794	61,904
Total current assets	$768,994	$533,120
Property, plant and equipment, net	385,750	386,630
Operating lease right of use assets	18,071	15,397
Other intangible assets, net	247	420
Advances to suppliers, net of current portion	—	716
Deferred tax assets	8,784	5,183
Other long-term assets	74,667	115,077
Total assets	$1,256,513	$1,056,543
Liabilities and Equity
Current liabilities:
Accounts payable	$293,279	$270,475
Accrued liabilities	89,103	78,680
Contract liabilities, current portion	132,745	44,059
Short-term debt	50,675	25,355
Operating lease liabilities, current portion	3,285	2,467
Total current liabilities	$569,087	$421,036
Long-term debt	1,750	213
Contract liabilities, net of current portion	98,913	58,994
Operating lease liabilities, net of current portion	15,083	13,464
Convertible debt	376,927	145,772
Deferred tax liabilities	7,292	1,150
Other long-term liabilities	56,983	61,039
Total liabilities	$1,126,035	$701,668
Commitments and contingencies
Equity:
Common stock, no par value (44,996,615 and 44,246,603 issued and outstanding as of October 2, 2022 and January 2, 2022, respectively)	$—	$—
Additional paid-in capital	581,398	624,261
Accumulated deficit	(444,562)	(262,961)
Accumulated other comprehensive loss	(11,996)	(11,844)
Equity attributable to the Company	124,840	349,456
Noncontrolling interests	5,638	5,419

Total equity	130,478	354,875
Total liabilities and equity	$1,256,513	$1,056,543

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Revenue	$275,449	$220,488	$736,610	$561,800
Cost of revenue	291,196	237,196	804,645	580,269
Gross loss	(15,747)	(16,708)	(68,035)	(18,469)
Operating expenses:
Research and development	11,968	12,632	38,278	35,827
Sales, general and administrative	29,143	18,493	74,414	64,554
Restructuring charges	85	1,514	1,615	7,534
Total operating expenses	41,196	32,639	114,307	107,915
Operating loss	(56,943)	(49,347)	(182,342)	(126,384)
Other income (expense), net
Interest expense, net	(8,035)	(6,671)	(18,505)	(21,337)
Loss on extinguishment of debt	—	(5,075)	—	(5,075)
Other, net	26,481	(5,663)	24,352	(23,119)
Other income (expense), net	18,446	(17,409)	5,847	(49,531)
Loss before income taxes and equity in losses of unconsolidated investees	(38,497)	(66,756)	(176,495)	(175,915)
Provision for income taxes	(2,399)	(174)	(4,161)	(1,219)
Equity in (losses) income of unconsolidated investees	(3,582)	917	(10,784)	(5,018)
Net loss	(44,478)	(66,013)	(191,440)	(182,152)
Net (income) loss attributable to noncontrolling interests	(213)	650	(283)	964
Net loss attributable to the stockholders	$(44,691)	$(65,363)	$(191,723)	$(181,188)

Net loss per share attributable to stockholders:
Basic	$(1.09)	$(1.62)	$(4.70)	$(4.97)
Diluted	(1.09)	(1.62)	(4.70)	(4.97)

Weighted average shares used to compute net loss per share:
Basic	40,951	40,420	40,818	36,462
Diluted	40,951	40,420	40,818	36,462

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 2, 2022	44,247	$—	$624,261	$(262,961)	$(11,844)	$349,456	$5,419	$354,875
Effect of adoption of ASU 2020-06	—	—	(52,189)	10,122	—	(42,067)	—	(42,067)
Net loss	—	—	—	(59,112)	—	(59,112)	(85)	(59,197)
Issuance of common stock for stock-based compensation, net of tax withheld	354	—	(2)	—	—	(2)	—	(2)
Distribution to noncontrolling interest	—	—	—	—	—	—	(64)	(64)
Recognition of stock-based compensation	—	—	1,466	—	—	1,466	—	1,466
Other comprehensive income	—	—	—	—	(803)	(803)	—	(803)
Balance at April 3, 2022	44,601	$—	$573,536	$(311,951)	$(12,647)	$248,938	$5,270	$254,208
Net (loss) income	—	$—	$—	$(87,920)	$—	$(87,920)	$155	$(87,765)
Issuance of common stock for stock-based compensation, net of tax withheld	108	—	(21)	—	—	(21)	—	(21)
Recognition of stock-based compensation	—	—	2,844	—	—	2,844	—	2,844
Other comprehensive income	—	—	—	—	(755)	(755)	—	(755)
Balance at July 3, 2022	44,709	—	576,359	(399,871)	(13,402)	163,086	5,425	168,511
Net (loss) income	—	—	—	(44,691)	—	(44,691)	213	(44,478)
Issuance of common stock for stock-based compensation, net of tax withheld	288		(233)	—	—	(233)	—	(233)
Recognition of stock-based compensation	—	—	5,272	—	—	5,272	—	5,272
Other comprehensive income	—	—	—	—	1,406	1,406	—	1,406
Balance at October 2, 2022	44,997	—	581,398	(444,562)	(11,996)	124,840	5,638	130,478

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 3, 2021	33,995	$—	$451,474	$(8,441)	$(10,391)	$432,642	$6,645	$439,287
Net loss	—	—	—	(38,814)	—	(38,814)	98	(38,716)
Issuance of common stock for stock-based compensation, net of tax withheld	229	—	(2,550)	—	—	(2,550)	—	(2,550)
Recognition of stock-based compensation	—	—	1,570	—	—	1,570	—	1,570
Other comprehensive income	—	—	—	—	(79)	(79)	—	(79)
Balance at April 4, 2021	34,224	$—	$450,494	$(47,255)	$(10,470)	$392,769	$6,743	$399,512
Net loss	—	—	—	(77,011)	—	(77,011)	(412)	(77,423)
Issuance of common stock, net of issuance cost	9,916	—	169,684	—	—	169,684	—	169,684
Issuance of common stock for stock-based compensation, net of tax withheld	57	—	(1,262)	—	—	(1,262)	—	(1,262)
Recognition of stock-based compensation	—	—	2,097	—	—	2,097	—	2,097
Other comprehensive income	—	—	—	—	(473)	(473)	—	(473)
Balance at July 4, 2021	44,197	—	621,013	(124,266)	(10,943)	485,804	6,331	492,135
Net loss	—	—	—	(65,363)	—	(65,363)	(650)	(66,013)
Issuance of common stock for stock-based compensation, net of tax withheld	35	—	(263)	—	—	(263)	—	(263)
Recognition of stock-based compensation	—	—	1,819	—	—	1,819	—	1,819
Other comprehensive income	—	—	—	—	185	185	—	185
Balance at October 3, 2021	44,232	—	622,569	(189,629)	(10,758)	422,182	5,681	427,863

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Nine Months Ended
	October 2, 2022	October 3, 2021
Cash flows from operating activities
Net loss	$(191,440)	$(182,152)
Adjustments to reconcile net loss to operating cash flows
Depreciation and amortization	42,263	30,095
Stock-based compensation	11,015	5,197
Non-cash interest expense	4,735	10,518
Equity in losses of unconsolidated investees	10,784	5,018
Gain from dilution of interest in joint venture	—	(2,975)
Deferred income taxes	2,540	1,926
Loss on disposal of property, plant and equipment	260	2,216
Loss on debt extinguishment	—	5,075
Remeasurement (gain) loss on prepaid forward	(20,137)	24,641
Gain on liquidation of subsidiaries	(235)	—
Other, net	886	(1,728)
Changes in operating assets and liabilities
Accounts receivable	(20,150)	18,378
Contract assets	1,016	172
Inventories	(87,984)	(50,884)
Prepaid expenses and other assets	(23,923)	(13,748)
Operating lease right-of-use assets	2,104	1,812
Advances to suppliers	37,892	31,304
Accounts payable and other accrued liabilities	68,609	52,922
Contract liabilities	127,814	35,914
Operating lease liabilities	(2,341)	(2,175)
Net cash used in operating activities	(36,292)	(28,474)
Cash flows from investing activities
Purchases of property, plant and equipment	(56,023)	(116,801)
Purchases of intangible assets	(41)	—
Purchase of short-term securities	(76,000)	—
Proceeds from disposal of short-term investments	—	1,318
Proceeds from (cash paid for) disposal of property, plant and equipment	33	(283)
Net cash used in investing activities	(132,031)	(115,766)
Cash flows from financing activities
Proceeds from debt	196,388	130,265
Repayment of debt	(171,141)	(157,812)
Repayment of finance lease obligations	(433)	(535)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	(257)	(4,075)

	Nine Months Ended
	October 2, 2022	October 3, 2021
Net proceeds from issuance of convertible debt	188,812	—
Net proceeds from issuance of common stock	—	169,684
Distribution to noncontrolling interest	(64)	—
Net cash provided by financing activities	213,305	137,527
Effect of exchange rate changes on cash, cash equivalents and restricted cash	348	67
Net increase (decrease) in cash, cash equivalents and restricted cash	45,330	(6,646)
Cash, cash equivalents and restricted cash, beginning of period	192,232	209,572
Cash, cash equivalents and restricted cash, end of period	$237,562	$202,926
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$40,154	$36,724
Cost from issuance of common stock paid in shares	—	1,078
Property, plant and equipment obtained through capital lease	2,127	—
Right-of-use assets obtained in exchange for lease obligations	4,778	5,020
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated Statements of Cash Flows as of October 2, 2022 and October 3, 2021:

(In thousands)	October 2, 2022	October 3, 2021
Cash and cash equivalents	$199,085	$174,940
Restricted cash, current portion, included in Prepaid expenses and other current assets	35,968	3,962
Restricted cash, net of current portion, included in Other long-term assets	2,509	24,024
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated Statements of Cash Flows	$237,562	$202,926